DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
May 11, 2005



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

53,400

8. SHARED VOTING POWER

9,000

9. SOLE DISPOSITIVE POWER

210,040______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

210,040

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.05%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Neuberger Berman Real
Estate Income Fund Inc.("NRL"). The principal executive offices of NRL are located at 605 Third Avenue, New York, NY 10005.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Phillip Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION

The filing person, his business associates, friends, family and pets have unanimously determined that certain actions of the issuer's board of directors, including effectively extending a poison pill beyond the 120-day limit allowed under the Investment Company Act of 1940, represent a substantial threat to the Fund and its stockholders. At the issuer's next annual meeting, the filing person intends to nominate and elect shareholder friendly directors that will remove these threats.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. Mr. Phillip Goldstein is deemed to be the beneficial owner of 210,040 shares of NRL or 5.05% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 210,040 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 53,400 shares and jointly for 9,000 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):
Settlement Dates
5/10/05     5300 @ 19.6
5/11/05     3500 @ 19.62


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein